Building wealth through developing and operating major copper & gold mines

Taseko Pursues Federal Approval for New Prosperity,
Submits Revised Project Description
Public Online Information Resource Launched to Promote Open Discussion

June 6, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") has submitted a revised project description to the Federal Government in pursuit of final approval of its New Prosperity Gold-copper Project.

The New Prosperity project addresses the concerns identified during the original federal review process while building on the core strengths and benefits of the original Prosperity proposal. The new proposal preserves Fish Lake and limits the impact to the environment. It aims to relieve concerns of the First Nations and the federal Panel while at the same time delivering significant economic value to British Columbia and Canada.

“We have made significant efforts to address all the necessary requirements for final federal approval. Preserving Fish Lake, which adds $300 million in capital and operating expense to the project is an example of that effort and a reflection of the depth of our commitment to the success of New Prosperity and to the principles of sustainability,” says Taseko President & CEO Russell Hallbauer.

“Prosperity is the 7th largest undeveloped gold-copper porphyry deposit in the world and as such has the ability to deliver economic value and social benefit on a national scale. We are looking forward to delivering the potential of this project for Canadians, including all levels of Government, First Nations communities, the people of the Cariboo and our shareholders,” concluded Mr. Hallbauer.

Taseko is launching an in-depth online information portal (http://www.newprosperityproject.ca). The site encourages public dialogue and represents a progressive approach to community engagement.

Russell Hallbauer
President and CEO

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Investor Relations – 778-373-4545, toll free 1-877-441-4533
Media - Brian Battison – 778-373-4543, toll free 1-877-441-4533

15th Floor - 1040 West Georgia Street, Vancouver BC Canada V6E 4H8
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

15th Floor - 1040 West Georgia Street, Vancouver BC Canada V6E 4H8
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com